Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Enters Strategic Joint Venture with
China Resources Logic Limited
United States — 06/22/06, Singapore — 06/22/06 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, and China Resources Logic Limited (“CR Logic”, Hong Kong stock code: 1193) today announced the signing of a definitive agreement for the companies to enter into a strategic joint venture for the assembly and test of select products in Wuxi, China.
Under the agreement, CR Logic’s indirect wholly-owned subsidiary Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) will purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC for US$35 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC will continue to provide sales and technical support to its existing customers on specific low lead count packages until December 31, 2009 with customer purchase orders being placed directly with ANST. ANST, in return, will pay STATS ChipPAC a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009. In addition, STATS ChipPAC will receive a 25% ownership stake in ANST for a cash consideration of US$10 million with CR Logic owning a 75% interest.
“This strategic alliance provides distinct, measurable benefits to our customers in terms of linking them with a recognized manufacturing and technology leader in China which specializes in high quality, full turnkey services for mature, cost sensitive devices. ANST offers customers proven technology leadership, high quality standards, a competitive cost structure and the necessary capacity to support growth of their low lead count products,” said Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC. “We are confident that the joint venture will provide the best overall solution for our customers and allow our factories to focus on what we do best, expanding our full turnkey solutions for leading edge products such as system-in-package (“SiP”), flip chip, and three dimensional (“3D”) technology as well as higher pin count mature technologies including PBGA, QFP, and stacked die TSOP packages.”
ANST has been in business for over 25 years and currently provides integrated circuit (“IC”) assembly and testing foundry services to fabless design houses and integrated device manufacturers (“IDMs”) in the People’s Republic of China. Located in Wuxi, China, ANST specializes in assembly and test services for various leadframe based IC packages.
“We are pleased to be partnering with a global service provider like STATS ChipPAC and believe the strong alignment between the two companies will ensure the long term success of the joint venture and bring significant benefits to customers,” said Zhu

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Jinkun, Chairman, China Resources Logic Ltd. “With a proven track record of success in China, ANST provides customers competitive, high quality, high volume manufacturing services tailored specifically for mature leadframe devices.”
The leadframe package families which will be transitioned from STATS ChipPAC to ANST include SOIC, PLCC, PDIP, MSOP, SSOP, and TSSOP. To ensure a smooth, successful transition for customers, STATS ChipPAC and ANST have developed a comprehensive transfer plan leveraging the combined engineering, production, and quality resources of both companies. The transfer is anticipated to be completed within 12 months. Following transfer of these products and services from STATS ChipPAC’s Shanghai factory to ANST in Wuxi, STATS ChipPAC’s worldwide sales organization will continue to represent ANST for sales to customers outside of China.
About CR Logic
CR Logic and its subsidiaries (the “Group”) are principally engaged in technology-related manufacturing businesses with two major operations, namely the Semiconductor Business and Air-conditioner Compressor Business. The Group positions itself as the leading manufacturer of technology-based components for consumer products in China by focusing on business opportunities in China and by capitalising on China’s eminent position as the global manufacturing powerhouse as well as its burgeoning consumer market.
The Group is dedicated to enhancing its Semiconductor operation that involves design, fabrication, packaging, testing and foundry services. Its major products, derived from 4-inch to 6-inch semiconductor wafers, include discrete devices, bipolar ICs and MOS ICs, which are mainly used in consumer electronic products and telecommunication devices. The current annual production capacity, excluding that of its associated open foundry operation, is 1.5 million 4-inch to 6-inch wafers. Its Semiconductor operation is currently one of the largest local consumer electronic IC manufacturers in China.
The Group, with Japan’s Sanyo Electric Co. Ltd as its strategic joint venture partner, is also one of the leading suppliers of air-conditioner compressors in China. The Group currently has an annual production capacity of 5 million units and this will be increased to some 6 million units by end of 2006, making the Group a major supplier of air-conditioner compressors in the world.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Singapore Contact:

Lee Ching Ching Senior Investor Relations Manager Tel : (65) 6824 7705, Fax : (65) 6720 7826 email : chingching.lee@statschippac.com

US Contacts:

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale – Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059